

September 27, 2010

Richard K. Matros
Chief Executive Officer
Sabra Health Care REIT, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

> **Re:** **Sabra Health Care REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 23, 2010**
> **File No. 333-167040**

Dear Mr. Matros:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that Mr. Matros is expected to receive initial equity awards from Sabra and that while the amount, type and terms and conditions of the equity awards expected to be granted by Sabra to Mr. Matros have not yet been determined, the equity awards are expected to reflect the compensation committee's determination of an "appropriate equity compensation package" for Mr. Matros in his position as chief executive officer of Sabra. Please provide further disclosure regarding when you expect to make these awards and what the likely "appropriate equity compensation package" for Mr. Matros will be. We note that you have provided an estimate on page 135. For example, please describe if the equity compensation package will be approximately equivalent to,

greater than or less than Mr. Matros' current equity compensation package with Sun.

2.   We refer to your disclosure on page 60 regarding the condition for the repayment of Sun's 9.125% senior subordinated notes and the outstanding term loans under Sun's existing credit facility. The Form of Distribution Agreement you have included as an exhibit, however, refers to consummating the "Financing Transactions" as a condition to the Separation, which includes the New Sun senior secured credit facility in the amount of $285,000,000, the secured revolving credit facility by Sabra in the amount of $100,000,000 and the issuance by Sabra of senior unsecured notes in the amount of $225,000,000. Please tell us why you have not described this condition as provided for in the Form of Distribution Agreement.

Exhibit 8.2

3.   Please have counsel revise the opinion to remove the second sentence in the penultimate paragraph. Disclaimers of responsibility that state or imply that investors are not entitled to rely on the opinion are unacceptable as investors are entitled to rely on the opinion expressed.

4.   Please have counsel revise the opinion to consent to the disclosure in the prospectus under the heading "Material U.S. Federal Income tax Consequences."

Exhibit 99.5

5.   We note that the introductory paragraphs to Exhibit 99.5 contain limitations and disclaimers on reliance. These limitations and disclaimers regarding reliance on information in the prospectus or information required to be filed are inappropriate. Please remove the following statements: "solely for use by the board," "cannot and should not be relied upon by any such other person or party" and "cautioned not to rely on the financial projections set forth therein."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jess Barberich at (202) 551-3782 or Cicely Lamothe, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Andor D. Terner, Esq.
        Robert T. Plesnarski, Esq.